Emeco Holdings Limited

DEC 2 6 2006
WASH. D.C.
213
SECTION

20 December 2006

Exemption File No. 82-35011

06019554

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Capital Group Companies, Inc. – Notice of Change in Interests of Substantial Shareholder under Section 671B dated 20 December 2006, released to the Australian Stock Exchange Limited on 20 December 2006.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

PROCESSED

JAN 0 4 2007

THOMSON
FINANCIAL

Regards

M.Kirkpatrick

Mike Kirkpatrick
Company Secretary

Enclosures (2)

1/3

Capital Group™
Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

sha

20 December 2006

BY FAX - ORIGINAL IN POST
(61 8 9321 1366)

Emeco Holdings Ltd
Ground Floor, 10 Ord Street
West Perth, Western Australia,
Australia, 6005

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 19 December 2006. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 631,237,586 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan
Compliance Associate

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Emeco Holdings Ltd.

ACN/ARSN

1. Details of substantial holder(1)

Name. The Capital Group Companies, Inc.

ACN/ARSN (if applicable) n/a

There was a change in the interests of the substantial holder on 19 December 2006

The previous notice was given to the company on 08 December 2006

The previous notice was dated 07 December 2006

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	45,277,544 shares	7.1728%	51,786,561 shares	8.2040%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
11/12/2006 to 19/12/2006	The Capital Group Companies, Inc.	Increased holdings	Average price of 1.8284	6,509,017 Ordinary Shares	6,509,017

See Annexure A dated 07 December 2006

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 19 December 2006 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: Counsel

sign here

date 20 December 2006

Annexure "A"

This is the Annexure of 2 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 19 December 2006.

The Capital Group Companies, Inc.

By: ______________________

Liliane Corzo
Counsel

Australia Annexure
Emeco Holdings Ltd

19 December 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000600	6,288,068	
	44003300	485,200	
	44278200	1,052,000	
	44353600	556,000	
	44359600	208,269	
	44600300	100,200	
		8,701,737	
Capital International Limited	43051000	197,727	
	43051300	143,251	
	43051400	18,870	
	43051500	111,032	
	43401400	18,812	
	43402300	154,458	
	43404700	122,248	
	43404900	29,039	
	43405200	73,893	
	43410500	176,305	
	43412500	119,471	
	43415000	95,269	
	43415700	507,294	
	43415800	120,278	
	43417600	67,576	
	43417700	758,485	
	43418100	76,660	
	43418300	164,025	
	43418600	147,800	
	43418800	641,662	
	43419100	118,772	
	43420200	138,863	
	43425200	1,320,136	
	43425300	624,200	
	43425400	198,074	
	43425700	228,936	
	43425800	1,077,354	
	43426200	2,813,540	
	43426300	3,269,100	
	43426400	2,417,029	
	43426800	1,135,553	
	43426900	1,668,133	
	43428300	46,595	
	43428600	104,712	
	43436100	195,505	
	43441800	38,017	
	43450500	218,844	
	43451200	205,289	
	43451300	45,368	
	43451600	28,905	
	43451700	47,549	
	43451900	193,670	
	43455100	186,312	
	43455200	114,656	
	43455400	22,916	

Nominee List

Emeco Holdings Ltd
19 December 2006

Nominee Name		
43418800		641,662
43419100		118,772
43425200		1,320,136
43426800		1,135,553
43428300		46,595
43451300		45,366
43451600		28,905
43455200		114,656
43487400		180,698
43560100		215,469
43574200		205,720
46343400		88,855
	Total Shares:	4,142,387
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS		
43426900		1,668,133
	Total Shares:	1,668,133
Westpac Banking Corp		
43051300		143,251
43051400		18,870
43051500		111,032
43405200		73,893
43412500		119,471
43418600		147,800
43425300		624,200
43426200		2,813,540
45415100		199,595
45508100		82,789
46364700		25,400
	Total Shares:	4,359,841
Westpac Custodian Nominees 50 Pitt Street, 8th Floor Sydney, NSW 2000 Australia		
11000035		14,010,000
11000075		2,810,000
43415900		120,278
43420200		138,863
43425700		228,936
43425800		1,077,354
43426400		2,417,029
43450500		218,844
43451700		47,549
43457100		504,476
43463600		73,157

Nominee List

Emeco Holdings Ltd
19 December 2006

Nominee Name	
43487600	225,420
43487700	204,759
43487800	183,878
43494200	205,185
43558600	497,793
43574100	60,140
44278200	1,052,000
44353600	558,000
44359800	208,269
44800300	100,200
45415200	20,700
45426000	2,102,846
Total Shares:	27,065,676